Exhibit 99.1

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

31 October 2018

BARRICK AND RANDGOLD RECEIVE CLEARANCE FROM THE SOUTH AFRICAN COMPETITION TRIBUNAL

Jersey, Channel Islands, 31 October 2018 – Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”) are pleased to announce that they have received unconditional clearance from the South African Competition Tribunal (“Tribunal”) for their proposed share-for-share merger (“Merger”).

The Merger remains subject to the satisfaction or (where applicable) waiver of the outstanding Conditions set out in Part A of Part 3 of the scheme document dated 4 October 2018 relating to the Merger (“Scheme Document”). The key remaining Conditions to completing the Merger on the expected effective date of 1 January, 2019 are: (i) obtaining approval of the shareholders of both companies; and (ii) the sanction of the Scheme by the Royal Court of Jersey which is being sought at a hearing scheduled for 17 December 2018.

Capitalised terms in this announcement, unless otherwise defined, have the meaning given to them in the Scheme Document.

Enquiries

Randgold
Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

Publication on Website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion and Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

Important Notice

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise.

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section "Dealing disclosure requirements" are defined in the Code which can be found on the Takeover Panel's website.